07027595

RECEIVED

2007 OCT 25 A 10: 1

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 17, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Sub: **Unaudited Financial Results (Provisional) for the quarter ended September 30, 2007**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 17, 2007 accompanied with Unaudited Financial Results for the quarter ended September 30, 2007.
2.	Media Release dated October 17, 2007.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Encl: as above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

10/29

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 17, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Sub: **Unaudited Financial Results (Provisional) for the quarter ended September 30, 2007**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended September 30, 2007, which were approved by the Board of Directors at their meeting held on October 17, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

unaudited financial results for quarter ended September 30, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,259.45	898.92	2,544.65	1,810.50	3,610.95
2	Income from EPC and Contracts	282.28	502.71	620.89	739.98	2,082.00
3	Other Income (See Note No 3)	258.19	182.07	546.98	349.38	882.30
		1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	649.22	334.38	1,320.32	648.09	1,532.43
	(b) Cost of Fuel	199.09	214.86	471.33	449.19	921.27
	(c) Tax on Electricity	33.70	31.50	69.00	62.94	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	222.16	439.71	513.63	630.93	1,640.62
	(e) Staff Cost	104.38	74.91	204.01	143.46	313.53
	(f) Other Expenses and Provisions (See Note No 3)	151.88	134.73	297.22	307.11	480.03
	(g) Depreciation (See Note No 2)	55.58	63.54	113.71	125.43	240.06
5	Interest and Finance Charges	85.43	67.05	154.72	112.96	250.32
6	Profit before Tax	298.48	223.02	568.58	419.73	872.37
7	Provision for Taxation :					
	Current Tax	33.70	33.90	64.00	59.40	90.15
	Deferred Tax	17.00	1.38	33.68	(4.77)	27.15
	Fringe Benefit Tax	1.50	1.35	2.85	2.10	4.77
	Tax adjustment for earlier years	(3.80)	-	(3.80)	-	(51.15)
8	Profit after Tax	250.08	186.39	471.65	363.00	801.45
9	Paid up Equity Share Capital	228.57	213.17	228.57	213.17	228.57
	(Face Value Rs. 10/- per Share)					
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	10.94 *	8.76 *	20.64 *	17.05*	37.20
	- Diluted (Rs.)	10.67 *	8.50 *	20.06 *	16.60*	36.27
12	Aggregate of Public Share Holding -					
	- No.of Shares	146,501,662	149,219,586	146,501,662	149,219,586	149,803,562
	- Percentage of Share holding	64.11	70.01	64.11	70.01	65.55

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		Half Year ended		Year ended
	30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1 Segment Revenue					
- Electrical Energy	1,276.99	915.98	2,574.58	1,850.02	3,741.79
- EPC and Contracts	287.09	503.00	626.86	745.18	2,094.56
- Others	-	0.10	0.02	0.27	0.27
	1,563.08	1,419.08	3,201.46	2,595.47	5,836.62
Less : Inter Segment Revenue	-	-	-	0.30	0.30
Net Sales / Income from operations	1,563.08	1,419.08	3,201.46	2,595.17	5,836.32
- Unallocated Income	236.84	164.62	511.26	304.69	738.93
Total Sales / Income	1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	151.72	104.05	240.61	237.01	323.49
- EPC and Contracts	33.46	23.31	50.72	38.44	122.62
- Others	(0.02)	(0.02)	(0.08)	(0.03)	0.01
Total	185.16	127.34	291.25	275.42	446.12
- Interest and Finance Expense	(85.43)	(67.05)	(154.72)	(112.98)	(250.32)
- Interest Income	124.86	152.25	267.43	300.36	599.98
- Other un-allocable Income net of expenditure	73.87	10.48	164.62	(43.07)	76.59
Profit before Tax	298.48	223.02	568.58	419.73	872.37
3 Capital Employed					
(Segment Assets - Segment Liabilities)					
- Electrical Energy	3,179.93	3,074.63	3,179.93	3,074.63	2,842.36
- EPC and Contracts	502.11	348.57	502.11	348.57	422.32
- Others	1.73	2.00	1.73	2.00	1.81
- Unallocated Corporate Assets (net)	6,112.59	4,838.86	6,112.59	4,838.86	6,075.41
Total	9,796.36	8,264.06	9,796.36	8,264.06	9,341.90

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (@ 10% p.a. commencing from April 1, 2004 till the date of payment) as per Appellate Tribunal for Electricity Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 33.06 crore is charged for the half year and an amount of Rs. 49.61 crore is credited for the quarter ended September 30, 2007 to the Profit and Loss Account on revaluation of foreign exchange derivative instruments due to the change in the accounting policy.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Reliance Power Limited, an associate company in which the Company holds 50% of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130,00,00,000 equity shares of Rs. 2 each for cash at a premium to be decided through the book building process.

6. There was no exceptional/ extraordinary item during the quarter/ half year ended September 30, 2007.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2007: opening: Nil: additions: 214 disposals: 214 closing: Nil

8. The above results for the quarter ended September 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 17, 2007.

10. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 17, 2007

Anil D. Ambani
Chairman

MEDIA RELEASE

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 472 CRORE (US$ 118 MILLION) – AN INCREASE OF 30 % FOR THE HALF YEAR

TOTAL INCOME OF Rs 3,712 CRORE (US$ 932 MILLION) - UP 28 %

NET WORTH OF Rs 9,796 CRORE (US$ 2.5 BILLION)

EPC DIVISION TURNOVER OF Rs 621 CRORE (US$ 156 MILLION)

EPC ORDER BOOK POSITION AT Rs 4,718 CRORE (US$ 1.2 BILLION)

Mumbai, October 17, 2007: Reliance Energy Limited (REL) today announced its unaudited financial results for the half year ended September 30, 2007. The performance highlights are:

- **Net Profit of Rs 472 crore** (US$ 118 million), against Rs 363 crore in the corresponding previous period, **an increase of 30 %**
- **Total Income of Rs 3,712 crore** (US$ 932 million), against Rs 2,900 crore in the corresponding previous period, **an increase of 28 %**
- **Cash Profit of Rs 619 crore** (US$ 155 million), against Rs 484 crore in the corresponding previous period, **an increase of 28 %**
- **Annualised Cash Earnings Per Share (Cash EPS)** of Rs 54.2 (US$ 1.4), for the half year ended September 30, 2007
- **Annualised Earnings Per Share (EPS)** of Rs 41.3 (US$ 1.03), for the half year ended September 30, 2007

The Company ranks among top Indian private sector companies in terms of net worth. As on September 30, 2007, the net worth of the company stood at Rs 9,796 crore (US$ 2.46 billion).

The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Reliance Power Limited, an associate company in which REL holds 50 % of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130 crore equity shares of Rs 2 each for cash at a premium to be decided through the book building process.

Management Discussion and Analysis

Energy Sales:

The Company's **aggregate revenues from energy sales during the half year were Rs 2,543 crore (US$ 638 million)** against Rs 1,823 crore in the corresponding previous period, **an increase of 40 %.**

The **aggregate sales of electrical energy were 4,860 million units** compared to 4,416 million units in the corresponding previous period, an increase of 10 %.

During the period under review, the consumer base in Mumbai Supply area increased by about 0.2 lakh to 26.0 lakh consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the half year ended September 30, 2007, the Company's Dahanu Thermal Power Station (DTPS) operated at **a Plant Load Factor (PLF) of 99.1 %** against the PLF of 99.2 % achieved during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 66.2 %**, against the PLF of 48.9 % achieved during the corresponding previous period. The improvement in PLF is mainly due to mixed fuel operation and increased gas supply for meeting the growing grid demand.

(iii) Goa Power Station

The Goa Power Station maintained **a Plant Load Factor (PLF) of 79.3%** during the period under review against the PLF of 88.9 % achieved during the corresponding previous period

(iv) Wind Farm Power Project

The Wind farm operated at **a Plant Load Factor (PLF) of 46 %**, against the PLF of 52 % during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 2,633 million units of electrical energy** from external sources, which is higher by 14 % compared to the off-take in the corresponding previous period.

However, the cost of energy purchased increased by 104 % to Rs 1,320 crore (US$ 331 million) during the half year under review, owing to higher per unit cost of Rs 5.0 for the period against Rs 2.8 in the previous period.

Financial Review:

The **total sales of electrical energy during the half year were Rs 2,543 crore** (US$ 638 million), against Rs 1,823 crore in the corresponding previous period, **an increase of 40 %.**

The **turnover of the EPC and Contracts Division was Rs 621 crore** (US$ 156 million), against Rs 740 crore in the corresponding previous period.

Other Income for the period under review was Rs 547 crore (US$ 137 million), an increase of 57 %, mainly representing interest income.

During the period under review, **the total income of the Company was Rs 3,712 crore** (US$ 932 million), against Rs 2,900 crore in the corresponding previous period, **an increase of 28 %.**

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 837 crore** (US$ 210 million), against Rs 658 crore in the corresponding previous period, **an increase of 27 %.**

Interest expenditure was Rs 155 crore (US$ 39 million), which was compensated by higher other interest income of Rs 267 crore.

Depreciation was at Rs 114 crore (US$ 28.5 million) as against Rs 125 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the half year was Rs 98 crore (US$ 24.5 million), as against Rs 57 crore in the corresponding previous period.

Net profit for the half year recorded an increase of 30 % to Rs 472 crore (US$ 118 million) from Rs 363 crore in the corresponding previous period.

BACKGROUND

Reliance Energy Ltd.

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently have market capatalisation of over Rs 2,50,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

The group distributes nearly 28 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 17, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Sub: **Unaudited Financial Results (Provisional) for the quarter ended September 30, 2007**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended September 30, 2007, which were approved by the Board of Directors at their meeting held on October 17, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

unaudited financial results for quarter ended September 30, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,259.45	898.92	2,544.85	1,810.50	3,810.95
2	Income from EPC and Contracts	282.28	502.71	620.89	739.98	2,082.00
3	Other Income (See Note No 3)	258.19	182.07	546.98	349.38	682.30
		1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	649.22	334.38	1,320.32	648.09	1,532.43
	(b) Cost of Fuel	199.09	214.86	471.33	449.19	921.27
	(c) Tax on Electricity	33.70	31.50	69.00	62.94	124.82
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	222.16	439.71	513.83	630.93	1,840.62
	(e) Staff Cost	104.38	74.91	204.01	143.46	313.53
	(f) Other Expenses and Provisions (See Note No 3)	151.88	134.73	297.22	307.11	480.03
	(g) Depreciation (See Note No 2)	55.58	63.54	113.71	125.43	240.06
5	Interest and Finance Charges	85.43	67.05	154.72	112.98	250.32
6	Profit before Tax	298.48	223.02	568.58	419.73	872.37
7	Provision for Taxation :					
	Current Tax	33.70	33.90	64.00	59.40	90.15
	Deferred Tax	17.00	1.38	33.88	(4.77)	27.15
	Fringe Benefit Tax	1.50	1.35	2.85	2.10	4.77
	Tax adjustment for earlier years	(3.80)	-	(3.80)	-	(51.15)
8	Profit after Tax	250.08	186.39	471.65	363.00	801.45
9	Paid up Equity Share Capital	228.57	213.17	228.57	213.17	228.57
	(Face Value Rs. 10/- per Share)					
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	10.94 *	8.76 *	20.64 *	17.05*	37.20
	- Diluted (Rs.)	10.67 *	8.50 *	20.06 *	16.60*	36.27
12	Aggregate of Public Share Holding -					
	- No.of Shares	146,501,662	149,219,586	146,501,662	149,219,586	149,803,562
	- Percentage of Share holding	64.11	70.01	64.11	70.01	65.55

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		Half Year ended		Year ended
	30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1 Segment Revenue					
- Electrical Energy	1,275.99	915.98	2,574.58	1,850.02	3,741.79
- EPC and Contracts	287.09	503.00	626.86	745.18	2,094.56
- Others	-	0.10	0.02	0.27	0.27
	1,563.08	1,419.08	3,201.46	2,595.47	5,836.62
Less : Inter Segment Revenue	-	-	-	0.30	0.30
Net Sales / Income from operations	1,563.08	1,419.08	3,201.46	2,595.17	5,836.32
- Unallocated Income	236.84	164.62	511.26	304.69	738.93
Total Sales / Income	1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	151.72	104.05	240.61	237.01	323.49
- EPC and Contracts	33.48	23.31	50.72	38.44	122.62
- Others	(0.02)	(0.02)	(0.08)	(0.03)	0.01
Total	185.18	127.34	291.25	275.42	446.12
- Interest and Finance Expense	(85.43)	(67.05)	(154.72)	(112.98)	(250.32)
- Interest Income	124.86	152.25	267.43	300.36	599.98
- Other un-allocable Income net of expenditure	73.87	10.48	164.62	(43.07)	76.59
Profit before Tax	298.48	223.02	568.58	419.73	872.37
3 Capital Employed					
(Segment Assets - Segment Liabilities)					
- Electrical Energy	3,179.93	3,074.63	3,179.93	3,074.63	2,842.36
- EPC and Contracts	502.11	348.57	502.11	348.57	422.32
- Others	1.73	2.00	1.73	2.00	1.81
- Unallocated Corporate Assets (net)	6,112.59	4,838.86	6,112.59	4,838.86	6,075.41
Total	9,796.36	8,264.06	9,796.36	8,264.06	9,341.90

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (@ 10% p.a. commencing from April 1, 2004 till the date of payment) as per Appellate Tribunal for Electricity Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 33.06 crore is charged for the half year and an amount of Rs. 49.61 crore is credited for the quarter ended September 30, 2007 to the Profit and Loss Account on revaluation of foreign exchange derivative instruments due to the change in the accounting policy.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Reliance Power Limited, an associate company in which the Company holds 50% of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130,00,00,000 equity shares of Rs. 2 each for cash at a premium to be decided through the book building process.

6. There was no exceptional/ extraordinary item during the quarter/ half year ended September 30, 2007.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2007: opening: Nil: additions: 214 disposals: 214 closing: Nil

8. The above results for the quarter ended September 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 17, 2007.

10. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 17, 2007

Anil D. Ambani
Chairman

MEDIA RELEASE

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 472 CRORE (US$ 118 MILLION) – AN INCREASE OF 30 % FOR THE HALF YEAR

TOTAL INCOME OF Rs 3,712 CRORE (US$ 932 MILLION) - UP 28 %

NET WORTH OF Rs 9,796 CRORE (US$ 2.5 BILLION)

EPC DIVISION TURNOVER OF Rs 621 CRORE (US$ 156 MILLION)

EPC ORDER BOOK POSITION AT Rs 4,718 CRORE (US$ 1.2 BILLION)

Mumbai, October 17, 2007: Reliance Energy Limited (REL) today announced its *unaudited financial results for the half year ended September 30, 2007*. The performance highlights are:

- **Net Profit of Rs 472 crore** (US$ 118 million), against Rs 363 crore in the corresponding previous period, **an increase of 30 %**
- **Total Income of Rs 3,712 crore** (US$ 932 million), against Rs 2,900 crore in the corresponding previous period, **an increase of 28 %**
- **Cash Profit of Rs 619 crore** (US$ 155 million), against Rs 484 crore in the corresponding previous period, **an increase of 28 %**
- **Annualised Cash Earnings Per Share (Cash EPS)** of Rs 54.2 (US$ 1.4), for the half year ended September 30, 2007
- **Annualised Earnings Per Share (EPS)** of Rs 41.3 (US$ 1.03), for the half year ended September 30, 2007

The Company ranks among top Indian private sector companies in terms of net worth. As on September 30, 2007, the net worth of the company stood at Rs 9,796 crore (US$ 2.46 billion).

The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Reliance Power Limited, an associate company in which REL holds 50 % of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130 crore equity shares of Rs 2 each for cash at a premium to be decided through the book building process.

Management Discussion and Analysis

Energy Sales:

The Company's **aggregate revenues from energy sales during the half year were Rs 2,543 crore (US$ 638 million)** against Rs 1,823 crore in the corresponding previous period, **an increase of 40 %.**

The **aggregate sales of electrical energy were 4,860 million units** compared to 4,416 million units in the corresponding previous period, an increase of 10 %.

During the period under review, the consumer base in Mumbai Supply area increased by about 0.2 lakh to 26.0 lakh consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the half year ended September 30, 2007, the Company's Dahanu Thermal Power Station (DTPS) operated at **a Plant Load Factor (PLF) of 99.1 %** against the PLF of 99.2 % achieved during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 66.2 %,** against the PLF of 48.9 % achieved during the corresponding previous period. The improvement in PLF is mainly due to mixed fuel operation and increased gas supply for meeting the growing grid demand.

(iii) Goa Power Station

The Goa Power Station maintained **a Plant Load Factor (PLF) of 79.3%** during the period under review against the PLF of 88.9 % achieved during the corresponding previous period

(iv) Wind Farm Power Project

The Wind farm operated at **a Plant Load Factor (PLF) of 46 %**, against the PLF of 52 % during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 2,633 million units of electrical energy** from external sources, which is higher by 14 % compared to the off-take in the corresponding previous period.

However, the cost of energy purchased increased by 104 % to Rs 1,320 crore (US$ 331 million) during the half year under review, owing to higher per unit cost of Rs 5.0 for the period against Rs 2.8 in the previous period.

Financial Review:

The **total sales of electrical energy during the half year were Rs 2,543 crore** (US$ 638 million), against Rs 1,823 crore in the corresponding previous period, **an increase of 40 %.**

The **turnover of the EPC and Contracts Division was Rs 621 crore** (US$ 156 million), against Rs 740 crore in the corresponding previous period.

Other Income for the period under review was Rs 547 crore (US$ 137 million), an increase of 57 %, mainly representing interest income.

During the period under review, **the total income of the Company was Rs 3,712 crore** (US$ 932 million), against Rs 2,900 crore in the corresponding previous period, **an increase of 28 %.**

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 837 crore** (US$ 210 million), against Rs 658 crore in the corresponding previous period, **an increase of 27 %.**

Interest expenditure was Rs 155 crore (US$ 39 million), which was compensated by higher other interest income of Rs 267 crore.

Depreciation was at Rs 114 crore (US$ 28.5 million) as against Rs 125 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the half year was Rs 98 crore (US$ 24.5 million), as against Rs 57 crore in the corresponding previous period.

Net profit for the half year recorded an increase of 30 % to Rs 472 crore (US$ 118 million) from Rs 363 crore in the corresponding previous period.

BACKGROUND

Reliance Energy Ltd.

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently have market capatalisation of over Rs 2,50,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crore, net profit of Rs 5,000 crore and zero net debt.

The group distributes nearly 28 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

RECEIVED

2007 OCT 25 P 2:17

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SUPPL

October 18, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 18, 2007 forwarding a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2007 and ended on September 30, 2007

Copies of the above letters are enclosed herewith for information and records.

For **Reliance Energy Limited**

Ramesh Shenoy
Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 601

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Energy Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st April 2007 to 30th September 2007, the Company dispatched all **1769** share certificates lodged for transfer within one month from the date of lodgment thereof.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Date: October 15, 2007
Place: Thane

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 18, 2007

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2007 and ended on September 30, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 18, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : REL

Dear Sir,

Sub : Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2007 and ended on September 30, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

END